Exhibit 12.1

CATCHMARK TIMBER TRUST, INC.

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES AND

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the five years in the periods ended December 31, 2016 and for the three months ended March 31, 2017 (dollar amounts in thousands):

	Three Months Ended March 31, 2017	For the Years Ended December 31,
		2016	2015	2014	2013	2012
Calculation of earnings
Net income (loss)	$(1,978)	$(11,070)	$(8,387)	$660	$(13,197)	$(8,871)
Fixed charges (see below)	2,570	6,709	3,592	2,673	4,790	6,133
Total—earnings (loss) before fixed charges	592	(4,361)	(4,795)	3,333	(8,407)	(2,738)
Fixed charges:
Interest expense	2,554	6,664	3,540	2,614	4,717	6,020
Imputed interest from land rent expense	15	45	52	60	73	113
Total fixed charges	2,570	6,709	3,592	2,673	4,790	6,133
Ratio of earnings (loss) to fixed charges	0.23	(0.65)	(1.33)	1.25	(1.75)	(0.45)
Deficiency	$(1,978)	$(11,070)	$(8,387)	n/a	$(13,197)	$(8,871)
Preferred stock dividends	—	—	—	—	360	374
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	0.23	(0.65)	(1.33)	1.25	(1.63)	(0.42)
Deficiency	$(1,978)	$(11,070)	$(8,387)	n/a	$(13,557)	$(9,245)